

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

January 21, 2011

Joseph D'Agostino
Chief Financial Officer
Milestone Scientific Inc.
220 South Orange Avenue
Livingston, NJ 07039

> **Re:** **Milestone Scientific Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Filed March 10, 2010**
> **File No. 001-14053**

Dear Mr. D'Agostino:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief